January 3, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Entrex NewLeaf, LLC (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (SEC Accession No
0001953489-22-000005), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission
(the "Commission") on November 16, 2022. The Offering
Statement relates to the public offering of the Company's
Common Stock (the "Common Stock").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. No
Common Stock has been sold in this offering. It is anticipated a new Regulation A filing shall be made once the withdrawal is effective.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Stephen H. Watkins
Chief Executive Officer and Director
Entrex NewLeaf, LLC











Entrex NewLeaf, LLC   150 East Palmetto Park
Eighth Floor   Boca Raton, FL 33432
(561) 465-7580   www.entrexcarbonmarket.com